Filed by Lender Processing Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Lender Processing Services, Inc.
Commission File No.:  001-34005

The information filed herewith was first provided to LPS’ employees on May 28, 2013.

Transaction Details
Q	What transaction did LPS announce today?
A
LPS has agreed to be acquired by Fidelity National Financial for $33.25 per share in cash and FNF stock. LPS and FNF’s ServiceLink operations will be combined in a new entity, which will be a subsidiary of FNF.  FNF will sell a 19% ownership stake to private equity firm THL Partners.

Q	Who is FNF?
A
Fidelity National Financial, Inc. (NYSE:FNF), is a leading provider of title insurance, mortgage services, specialty insurance and information services.  FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title and Alamo Title - that collectively issue more title insurance policies than any other title company in the United States.  FNF also provides flood insurance, personal lines insurance and home warranty insurance through its specialty insurance business and is a leading provider of global human resources, payroll, benefits and payment solutions through a minority-owned subsidiary, Ceridian Corporation. FNF was ranked #353 on the Fortune 500 list in 2013. More information about FNF can be found at www.fnf.com.

Q	Who is ServiceLink?
A
ServiceLink is a division of  Fidelity National Financial (NYSE:FNF) and is a provider of origination- and default-related products, services and technology for the mortgage industry. ServiceLink currently serves 15 of the top 20 national lenders and servicers, helping them drive maximum performance through the life of the loan. More information about ServiceLink can be found at www.servicelinkfnf.com.

Q	What are the benefits of this transaction?
A
This transaction provides compelling value for our stockholders.

For our clients, this transaction will provide the following benefits:

● Expanded client base – As a part of FNF, we will have the opportunity to provide technology, products and services to a larger client base, and will able to offer a wider array of offerings to our existing clients. Providing superior support, technology, products, data and services to our current and new customers is extremely important to our future success.
● Financial strength – The enhanced company will benefit from an expanded client base and the backing of a strong, financially stable company.
● A stronger company – The combination will create a stronger partner that provides greater flexibility, broader product offerings, enhanced financial stability and opportunities to generate revenue. This combination will further enhance operating efficiencies, so we can deliver the highest possible value to our clients.

Integrating LPS’ assets into the FNF organization is the best way to position us for future growth and long-term success.

Q	Is LPS being acquired by FNF?
A	Yes. As a result of this transaction, LPS and FNF’s ServiceLink operation will be combined in a new entity owned by FNF.

Q	Why is this transaction taking place?
A	We believe this transaction is in the best interest of our employees, clients and shareholders.

Q	When will the transaction close? What are the next steps in the process?
A
This announcement is the first step in the process.  Next, the shareholders will vote on the transaction.  The transaction is also subject to regulatory and other customary closing conditions.  If these conditions are met, we expect the transaction will close in the fourth quarter of 2013.

Q	Can I reach out to employees at FNF or ServiceLink to discuss this transaction?
A	Until the transaction is closed, we must continue to operate as independent businesses. Unless otherwise instructed, please do not contact employees of FNF or ServiceLink regarding this transaction.

Employees and the Company
Q	Who will lead the expanded company?
A	We anticipate announcing the management structure and other organizational changes in the near future.

Q	Who leads FNF?
A	George Scanlon is the CEO of FNF, and Bill Foley is the Executive Chairman of FNF’s Board of Directors.

Q	Is FNF a publicly traded company? If so, what is its stock symbol?
A	Yes, FNF is a publicly traded company. It is traded on the New York Stock Exchange under the symbol: FNF.

Q	Will the headquarters of the new entity remain in Jacksonville, Fla.?
A	Yes.

Employee Benefits
Q	Will my medical benefits change?
A	There will be no immediate change to the LPS benefits program. After the close of the transaction, we anticipate employees will have the opportunity to participate in the FNF benefits program.

Q	Can I still make contributions to LPS’ 401(k) program?
A
Yes. The LPS 401(k) program will continue to operate as it does today. After the close of the transaction, we anticipate employees will have the opportunity to participate in the FNF 401(k) plan.  More details will be provided after the transaction closes.

Q	Can I still make contributions to the LPS Employee Stock Purchase Plan (ESPP)?
A
Employees who are currently contributing to the LPS ESPP may continue to make contributions to the LPS ESPP through June 30, 2013. After this date, previously scheduled company matches will be made; however, employees will no longer be able to make contributions to the ESPP.

Employees not currently enrolled in the ESPP may not enroll in the program.  Employees currently making contributions to the LPS ESPP may not increase their contribution amount.

After the close of the transaction, we anticipate employees will have the opportunity to participate in the FNF ESPP.  More details will be provided after the transaction closes.

Q	Were the salary increases, LPS ESPP and 401(k) matches suspended in anticipation of this transaction? Will they be reinstated?
A
The suspension of the salary increases and matches to the ESPP and 401(k) were a necessary action to support the future of our company and were not related to this transaction.

As previously stated, we hope this is a temporary change, and we continue to make necessary changes to our business to work toward that goal. We continue to review this on a monthly basis. As employees will not be able to contribute to the ESPP after June 30, matches to the ESPP will not be reinstated.

Q	What will happen to my LPS stock and equity awards in the merger?
A
Each share of LPS common stock, including those held by employees, will be entitled to receive $16.625 in cash and 0.65224 shares of FNF common stock.  However, that exchange ratio is subject to adjustment under various scenarios as provided in the merger agreement for the transaction.  The proxy statement that we will file will contain more information on how the exchange ratio can adjust, as well as the manner in which FNF can elect to increase the cash portion of the merger consideration and reduce the stock portion of the consideration.  FNF will not issue fractional shares, and any fractional share amounts will instead be paid in cash.

Each option outstanding immediately prior to the closing of the Merger will vest and be net settled by reducing the number of shares subject to the option by the number of shares required to pay the exercise price and applicable tax withholdings, and the LPS shares issued upon net settlement of those options will then receive the same merger consideration as other outstanding shares of LPS common stock.

Each restricted stock outstanding immediately prior to the Merger will vest (and all performance conditions will be deemed met at target level) and those restricted shares will then receive the same merger consideration as other outstanding shares of LPS common stock (subject to applicable tax withholdings).

Q	What will happen to shares in my ESPP account?
A
Each employee’s accumulated ESPP account (both participant and matching contributions) will be used to purchase shares of LPS common stock, and those shares will then receive the same merger consideration as other outstanding shares of LPS common stock.

All matching contributions that would have been credited to an employee’s account after closing will be paid to ESPP participants in cash as soon as practical after closing.

Communications

Q	How will LPS employees be informed about the progress of the transaction?
A
In the coming months, we will be going through the process to obtain regulatory and shareholder approvals. In the early stages of the transaction, many details are yet to be determined. We are committed to providing clear and timely information to all LPS employees to keep you informed as the transaction progresses.  We will be sharing additional information as it becomes available through updates to this FAQ, general communications and updates posted to the LPS intranet.

Q	What messages should we share with clients about this transaction?
A
When speaking to clients, there are a number of key messages that should be communicated.  Please read the Key Messages For External Conversations for further information. Reinforce the following benefits of the acquisition:

● This transaction will support our commitment to deliver comprehensive, leading-edge technology, data, analytics and support services that enable clients to meet their business challenges across the entire mortgage origination and servicing lifecycles.
● We believe the enhanced company will benefit clients looking to partner with a financially stable vendor that offers the broadest possible solutions to help increase their organizations’ performance.
● We are committed to ensuring clients receive the high level of support they rely on from our company.
● We will continue to focus on meeting our commitments, while working to exceed their expectations.

Q	What should we do if a client asks for more information about this transaction?
A	If you receive inquiries from a client, please take the person’s name, phone number and e-mail address and send that information to [redacted]. Someone will respond within 24 hours.

Q	What should I do if I have a question about the transaction?
A	Please send your questions to [redacted], and someone will respond as soon as possible.

Q	What should we do if we are contacted by a member of the media about this transaction?
A
If you receive inquiries from the media or any other people seeking information about our company, the transaction, our employees or how we do business, please take the person’s name, phone number and e-mail address and forward that information to [contact redacted].

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of LPS by FNF. In connection with the proposed acquisition, LPS and FNF intend to file relevant materials with the SEC, including FNF’s registration statement on Form S-4 that will include a joint proxy statement of FNF and LPS that also constitutes a prospectus of FNF. Investors and security holders are urged to read all relevant documents filed with the SEC, including the joint proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from LPS by contacting Nancy Murphy at 904.854.8640 or for free from FNF by contacting Dan Murphy at 904.854.8120. Such documents are not currently available.

Participants in Solicitation

FNF, LPS and their respective officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from both companies’ shareholders with respect to this transaction. A description of any interests that any such participant may have in the transaction will be available in the joint proxy statement/prospectus (once available). Information concerning FNF’s directors and executive officers is set forth in FNF’s proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its annual report on Form 10-K filed with the SEC on Feb. 27, 2013. Information concerning LPS’ directors and executive officers is set forth in LPS proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 9, 2013, and its annual report on Form 10-K filed with the SEC on Feb. 25, 2013. These documents are available free of charge at the SEC’s web site www.sec.gov or from FNF and LPS using the contact information above.

Forward Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. LPS undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of stockholder approvals; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate LPS’s operations into those of FNF; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of LPS may be difficult; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; and other risks detailed in the parties’ filings with the Securities and Exchange Commission (“SEC”), including LPS’s and FNF’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. FNF and LPS assume no obligation to update the information in this communication, except as otherwise required by law.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.